MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 FEB 13 AM 8: 12

02015077

11 February 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

AIRTOURS plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 8 February 2002 , the Company Airtours plc changed its name to MyTravel Group plc.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

p.p. Karen Houlihan

Mike Vaux
Group Company Secretary's Office
Airtours plc

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

dlw 2/14

J:Grpsec-15-07-0801-001-020211

I hereby certify that this is a true copy of the original

Name MICHAEL VAUX
Solicitor
Airtours plc

Date 8 FEBRUARY 2002

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 742748

The Registrar of Companies for England and Wales hereby certifies that

AIRTOURS PLC

having by special resolution changed its name, is now incorporated under the name of

MYTRAVEL GROUP PLC

Given at Manchester, the 8th February 2002

J Humphreys

J. HUMPHREYS
For The Registrar Of Companies

COMPANIES HOUSE